Ryan A. Murr 858.546.4460 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 4370 La Jolla Village Drive, Ste. 400 San Diego, CA 92122 858.546.4465

April 24, 2007

Via Edgar and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Attention: H. Christopher Owings

Re:	Javo Beverage Company, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed April 4, 2007
File No. 333-139935

Amended Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 0-26897

Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-26897

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 16, 2007 (the “Staff Comment Letter”) regarding the aforementioned filings made by Javo Beverage Company, Inc. (the “Company”). On behalf of the Company, we submit the following responses to the Staff Comment Letter. The numbered responses set forth below contain each of the Staff’s comments, set off in bold type, and correspond to the numbered comments contained in the Staff Comment Letter.

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Item 9A.	Controls and Procedures

1.	The discussion of the deficiencies should also explain when and whom at the company first identified the deficiencies you discuss. Please confirm that you will revise this discussion to fully explain how the deficiencies were discovered in future filings.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings it will revise the discussion of controls and procedures to fully explain how, when and by whom any deficiencies may have been discovered.

2.	We note your indication that, with respect to account analyses, account summaries and account reconciliations, you are continuing to formalize your processes. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies. Please confirm that, in future filings, you will revise your discussion accordingly.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings it will revise the discussion of internal controls relating to account analyses, account summaries and account reconciliations to indicate, where changes to internal controls are ongoing, when the Company expects to finish formalizing such policies.

Exhibits 31.1 and 31.2

3.	As requested in prior comments 6 and 12 of our comment letter dated February 7, 2007, the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, the term “we” should be omitted from the fourth paragraph, the term “function” should be replaced with “functions” in the fifth paragraph and the term “controls” should be replaced with “control” in parts a) and b) of the fifth paragraph. Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings any 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

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Thank you in advance for reviewing this letter. Please let us know if we can provide you with any further information or assistance to facilitate your prompt review.

Sincerely,

/s/ Ryan Murr
Ryan A. Murr

cc:	Mara L. Ransom, SEC
William E. Marshall, Esq., Javo Beverage Company
Richard Gartrell, CPA, Javo Beverage Company